Exhibit 99.9

CONSENT OF REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of our report dated March 15, 2022, with respect to the consolidated financial statements of Largo Inc. as at and for the year ended December 31, 2021, which appears in Exhibit 99.2 to this Annual Report on Form 40-F.

We also hereby consent to the incorporation by reference in the Registration Statements on Form F-10/A (No. 333-256282), and Form S-8 (No. 333-258713) of Largo Inc. of our report dated March 15, 2022 which appears in the Form 40-F referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Toronto, Ontario, Canada

March 9, 2023